TORRENT ENERGY CORPORATION
                             3400-666 BURRARD STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6C 2X8

                                                                January 13, 2005

VIA FACSIMILE AND EDGAR

United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mellissa Campbell Duru, Esq.

      RE:   TORRENT ENERGY CORPORATION

            REGISTRATION STATEMENT ON FORM SB-2
            FILE NO. 333-119206

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Torrent Energy Corporation (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Standard Time, on Tuesday, January 18, 2005, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                  TORRENT ENERGY CORPORATION


                                                  BY: /s/ MARK GUSTAFSON
                                                     ---------------------------
                                                  NAME:  MARK GUSTAFSON
                                                  TITLE: PRESIDENT